111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

July 30, 2020

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Division of Investment Management

Re:	Form AW - Request for Withdrawal
First Trust Exchange-Traded Fund
Registration on Form N-14
Pre-Effective Amendment No. 1
(Registration Statement File No. 333-125751)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), First Trust Exchange-Traded Fund (the “Trust”) (CIK 0001329377), on behalf of First Trust Value Line® Dividend Index Fund (the “Fund”), a series of the Trust, as authorized legal representative of the Fund and the Trust, we hereby request the withdrawal of the above-referenced Pre-Effective Amendment (SEC Accession No. 0001445546-20-003435) (the “Erroneous Filing”) to the Trust’s Registration Statement on Form N-14, together with all exhibits filed therewith, filed on July 20, 2020.

The Erroneous Filing was inadvertently filed under the incorrect 1933 Act file number (333-125751). The Trust re-filed the Amendment under the correct 1933 Act file number (333-237924). The withdrawal is requested only for the Erroneous Filing and not with respect to any other filings made under the 1933 Act file number 333-125751.

The Erroneous Filing was not declared effective and no securities have been issued or sold in connection with the Amendment.

Very truly yours,
Chapman and Cutler llp
By:	/s/ William C. Hermann
William C. Hermann